Exhibit 1

For immediate release

Bell Canada to redeem Series M-30 debentures due September 29, 2021

MONTRÉAL, August 14, 2020 – Bell Canada (Bell) today announced it will redeem, on September 14, 2020, prior to maturity, all of its outstanding Cdn $750 million principal amount of 3.15% Debentures, Series M-30, due September 29, 2021 (the Series M-30 Debentures).

The Series M-30 Debentures will be redeemed at a price equal to $1,026.664 per $1,000 of principal amount of debentures plus $14.585 per $1,000 of principal amount for accrued and unpaid interest up to but excluding the date of redemption.

About Bell

Canada’s largest communications company with more than 22 million consumer and business connections, Bell provides advanced broadband wireless, TV, Internet and business communication services throughout the country. Bell Media is Canada’s premier multimedia company with leading assets in television, radio, out of home and digital media. Founded in Montréal in 1880, Bell is wholly owned by BCE Inc. (TSX, NYSE: BCE). To learn more, please visit Bell.ca or BCE.ca.

The Bell Let’s Talk initiative promotes Canadian mental health with national awareness and anti-stigma campaigns like Bell Let’s Talk Day and significant Bell funding of community care and access, research and workplace leadership initiatives throughout the country. To learn more, please visit Bell.ca/LetsTalk.

Media inquiries:

Caroline Audet

514-391-9794

caroline.audet@bell.ca

Investor inquiries:

Richard Bengian

514-786-8219

richard.bengian@bell.ca

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